SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

(Amendment No. 7)*

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.1   (the “Issuer”)

(Name of Issuer)

Series B Shares of Common Stock (“Series B Shares”)

(Title of Class of Securities)

40051022

(CUSIP Number)

Luis Zarate Rocha

Avenida Mariano Escobedo No. 555, Piso 3,

Col. Bosques de Chapultepec I Sección,

Del. Miguel Hidalgo

11580 Mexico City

Mexico

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2016; February 5, 2016; March 18, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

(Page 1 of 12 Pages)

1 Translation of Issuer’s Name: Central North Airport Group.

2 No CUSIP number exists for the underlying Shares, as the Shares are not traded in the United States. The CUSIP number 4005102 is only for the American Depositary Shares (“ADSs”) representing Series B Shares.

CUSIP No. Not Applicable	13D	Page 2 of 12

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Empresas ICA, S.A.B. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER 7,516,377 Series B Shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 66,800,000 Series B Shares
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 7,516,377 Series B Shares
WITH	10	SHARED DISPOSITIVE POWER 66,800,000 Series B Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,316,377 Series B Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.58% Series B Shares (See Item 5)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. Not Applicable	13D	Page 3 of 12

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Controladora de Operaciones de Infraestructura, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER 7,516,377 Series B Shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 66,800,000 Series B Shares
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 7,516,377 Series B Shares
WITH	10	SHARED DISPOSITIVE POWER 66,800,000 Series B Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,316,377 Series B Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.58% Series B Shares (See Item 5)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. Not Applicable	13D	Page 4 of 12

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Servicios de Tecnologia Aeroportuaria, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 66,800,000 Series B Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 66,800,000 Series B Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,800,000 Series B Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% Series B Shares (See Item 5)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. Not Applicable	13D	Page 5 of 12

This Amendment No. 7 (the “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on November 1, 2007 (the “Schedule 13D”), as subsequently amended, by Empresas ICA, S.A.B. de C.V. (“ICA”), Controladora de Operaciones de Infraestructura, S.A. de C.V. (“CONOISA”) (as successor in interest to Aeroinvest, S.A. de C.V. (“Aeroinvest”)) and Servicios de Tecnologia Aeroportuaria, S.A. de C.V. (“SETA”) (each a “Reporting Person” and together the “Reporting Persons”), with respect to the Series B Shares of Common Stock (“Series B Shares”) of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (the “Issuer”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D, as amended.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by deleting the reference to “11,898,546 Series B Shares” in the first paragraph of Item 4 of Amendment No. 6 to the Schedule 13D and replacing it with “12,081,300 Series B Shares” and by deleting in its entirety the fourth paragraph of Item 4 of Amendment No. 6 to the Schedule 13D and replacing it with the following paragraph:

In August 2015, Aeroinvest and the Issuer sold a total of 12,081,300 Series B Shares, or approximately 3.02% of Series B Shares outstanding of the Issuer, including the sale of 12,081,300 Series B Shares through a block trade on the Mexican Stock Exchange to a third party through Barclays Bank, PLC for a price of Ps. 83.5 per Series B Share.

In addition, Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On January 5, 2016, Aeroinvest merged into CONOISA, a wholly-owned subsidiary of EMICA, with CONOISA as the surviving entity. As a result of this internal merger, CONOISA assumed all of the rights and obligations of Aeroinvest, including with respect to Aeroinvest’s beneficial ownership of Series B Shares. As of the date of this filing, the merger is effective but is subject to an additional period of review pursuant to Mexican law.

As previously disclosed in Amendment No. 6 to the Schedule 13D, Aeroinvest entered into a series of agreements with Banco Santander (México) S.A. (“Santander”) on June 2, 2015, in connection with an equity swap transaction (the “Financing Transaction”) in respect of 27,795,120 Series B Shares, guaranteed by an additional 6,948,780 Series B Shares.

In January 2016, CONOISA (as successor in interest to Aeroinvest) and Santander fully terminated the Financing Transaction. In connection with the termination, (i) on January 8, 2016, Santander sold an aggregate of 27,795,120 Series B Shares, or 6.9% of Series B Shares currently outstanding, at a price of Ps. 78.01 per Series B Share, which resulted in aggregate net proceeds of Ps. 2,168 million; and (ii) on January 15, 2016, Monex Casa de Bolsa, S.A. de C.V., Monex Grupo Financiero, as pledge administrator under the Financing Transaction (the “Pledge Administrator”) sold an aggregate of 2,550,475 Series B Shares, or 0.6% of Series B Shares currently outstanding, at a price of Ps. 77.37 per Series B Share, which resulted in an aggregate net proceeds of Ps. 197 million. The Pledge Administrator transferred back to CONOISA an aggregate of 4,398,305 Series B Shares ( the “Remaining Guarantee”) and Santander terminated all corresponding liens on the Remaining Guarantee as a result of the repayment in full of the Financing Transaction.

CUSIP No. Not Applicable	13D	Page 6 of 12

In a series of sales between January 29, 2016 and February 5, 2016, CONOISA and the Issuer sold an aggregate of 4,386,250 Series B Shares, or approximately 1.10% of Series B Shares outstanding at an average price of Ps. 84.05 per Series B Share.

On February 2, 2016, as a result of a purported foreclosure on Series B shares pledged as collateral to Deutsche Securities, S.A. de C.V., Casa de Bolsa (“Deutsche Bank”) in connection with a loan to CONOISA (as successor in interest to Aeroinvest), Deutsche Bank sold an aggregate of 33,162,600 Series B shares or 8.29% of Series B Shares currently outstanding at a price of Ps. 78.51 per Series B Share.

Between March 10, 2016 and March 17, 2016, as a result of a foreclosure on Series B shares pledged to Value, S.A. de C.V., Casa de Bolsa (“Value”) in connection with a loan agreement between Value, ICA Planeación y Financiamiento, S.A. de C.V., S.O.F.O.M., E.N.R and CONOISA (as successor in interest to Aeroinvest), Value sold an aggregate of 6,814,578 Series B Shares or 1.70% of Series B Shares currently outstanding at an average price of Ps. 90.94 per Series B Share, released the pledge on 907,100 Series B Shares (the “Remaining Value Shares”), which were returned to CONOISA and terminated the financing transaction.

On March 18, 2016, CONOISA sold the Remaining Value Shares at a price of Ps. 92.12 per Series B Share.

Except as disclosed in this Item 4, the Reporting Persons have no plans or proposals that relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule. The Reporting Persons may in the future acquire Series B Shares or other securities of the Issuer from the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of the Series B Shares owned by the Reporting Persons in one or more transactions and may consider and explore one or more corporate transactions involving the Issuer. The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule, to the extent deemed advisable by ICA.

CUSIP No. Not Applicable	13D	Page 7 of 12

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons have the following direct beneficial ownership interests in Series B Shares:

	Series B Shares Directly Owned(1)
	Number	% of Class
ICA(2)	0	0%
CONOISA(3)	7,516,377	1.88%
SETA(4)	66,800,000	16.7%

(1) All percentages are based on 400,000,000 Series B Shares outstanding, as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 28, 2015, which is currently comprised of 350,234,000 Series B Shares outstanding plus 49,766,000 Series BB shares owned by SETA that SETA is entitled to convert into Series B Shares.

(2) CONOISA is a wholly-owned subsidiary of ICA and thus ICA may be deemed to indirectly beneficially own all Series B Shares directly beneficially owned by CONOISA.

(3) CONOISA directly beneficially owns 74.5% of SETA’s capital stock and thus may be deemed to indirectly beneficially own all of the Series B Shares and Series BB shares directly beneficially owned by SETA.

(4) Includes 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares.

(b) ICA has sole voting and dispositive power with respect to 7,516,377 Series B Shares, and shared voting and dispositive power with respect to 66,800,000 Series B Shares.

CONOISA has sole voting and dispositive power with respect to 7,516,377 Series B Shares and shared voting and dispositive power with respect to 66,800,000 Series B Shares.

SETA, through its ownership of Series BB shares, is deemed to have shared voting and dispositive power with respect to 66,800,000 Series B Shares. Series BB shares directly beneficially owned by SETA are considered shared as to voting and dispositive power because SETA is 74.5% owned by CONOISA and 25.5% owned by ADPM.

On June 22, 2007, in connection with a refinancing transaction, Aeroinvest, ADPM (which owns 25.5% of SETA), SETA, Banco Nacional de Comercio Exterior, S.N.C., Division Fiduciaria and Banca Multiple, J.P. Morgan Grupo Financiero, Division Fiduciaria entered into a voting agreement pursuant to which Aeroinvest agreed to vote the Series B Shares it owns directly in the same way SETA votes its Series B Shares at all ordinary and extraordinary shareholders meetings, subject to certain exceptions set forth in the agreement. An English translation of this agreement is filed as an exhibit hereto.

On September 15, 2015, SETA effected the conversion of 9,034,000 of its Series BB shares into Series B shares on a one to one basis. As a result of such conversion, SETA holds 49,766,000 Series BB shares and 17,034,000 Series B shares.

CUSIP No. Not Applicable	13D	Page 8 of 12

(c) All transactions in Series B Shares effected by the Reporting Persons during the 60 day period ended March 29, 2016 are listed in Schedule I hereto.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As a result of the termination of the Financing Transaction, all Transaction Documents, previously disclosed in Amendment No. 6 to the Schedule 13D, have been terminated.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among ICA, Aeroinvest and SETA (incorporated by reference to the Schedule 13D (File No. 005-82627) filed November 21, 2007)

Exhibit 2	Voting Agreement among Aeroinvest, ADPM, SETA, Banco Nacional de Comercio Exterior, S.N.C., Division Fiduciaria and Banca Multiple, J.P. Morgan Grupo Financiero, Division Fuduciaria, English translation (incorporated by reference to the Issuer’s annual report on Form 20-F (File No. 001-33168) filed on July 2, 2007)

Exhibit 3	Participation Agreement among the Issuer, the Mexican Federal Government through the Ministry of Communications and Transportation, NAFIN, Servicios Aeroportuarios del Centro Norte, S.A. de C.V., Aeropuerto de Acapulco, S.A. de C.V., Aeropuerto de Chihuahua, S.A. de C.V., Aeropuerto de Ciudad Juárez, S.A. de C.V., Aeropuerto de Culiacán, S.A. de C.V., Aeropuerto de Durango, S.A. de C.V., Aeropuerto de Mazatlán, S.A. de C.V., Aeropuerto de Monterrey, S.A. de C.V., Aeropuerto de Reynosa, S.A. de C.V., Aeropuerto de Tampico, S.A. de C.V., Aeropuerto de Torreon, S.A. de C.V., Aeropuerto de San Luis Potosi, S.A. de C.V., Aeropuerto de Zacatecas, S.A. de C.V. and Aeropuerto de Zihuatanejo, S.A. de C.V. (collectively, the “Concession Companies”), SETA, Constructoras ICA, S.A. de C.V., Aeroports de Paris and Vinci, S.A., with the appearance of Bancomext, English translation (incorporated by reference to the Issuer’s registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006)

Exhibit 4	Amendment to Participation Agreement among the Issuer, the Mexican Federal Government through the Ministry of Communications and Transportation, NAFIN, Servicios Aeroportuarios del Centro Norte, S.A. de C.V., the Concession Companies, SETA, Constructoras ICA, S.A. de C.V. and Aeroports de Paris, with the appearance of Bancomext, English translation (incorporated by reference to the Issuer’s registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006)

CUSIP No. Not Applicable	13D	Page 9 of 12

Exhibit 5	Agreement entered into among NAFIN, Aeroinvest, SETA and the Mexican Federal Government through the Ministry of Communications and Transportation with respect to certain provisions of the Participation Agreement, English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006)

Exhibit 6	Trust Agreement among the Issuer, Operadora Mexicana de Aeropuertos, S.A. de C.V. (now Servicios de Tecnologia Aeroportuaria, S.A. de C.V.), or SETA, and Banco Nacional de Comercio Exterior, S.N.C., Division Fiduciaria, or Bancomext, English translation (incorporated by reference to the Issuer’s registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006)

Exhibit 7	Amendment to the Trust Agreement among the Issuer, SETA, and Bancomext, English translation (incorporated by reference to the Issuer’s registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006)

CUSIP No. Not Applicable	13D	Page 10 of 12

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 29, 2016

EMPRESAS ICA, S.A.B. DE C.V.	By: /s/ Luis Zárate Rocha
Luis Zárate Rocha
Legal Representative

CUSIP No. Not Applicable	13D	Page 11 of 12

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 29, 2016

CONTROLADORA DE OPERACIONES DE INFRAESTRUCTURA, S.A. DE C.V.	By: /s/ Luis Zárate Rocha
Luis Zárate Rocha
Legal Representative

CUSIP No. Not Applicable	13D	Page 12 of 12

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 29, 2016

SERVICIOS DE TECNOLOGÍA AEROPORTUARIA S.A. DE C.V.	By: /s/ Porfirio Gonzalez Alvarez
Porfirio Gonzalez Alvarez
Legal Representative

By: /s/ Stephane Laurent Christian Lemoine
Stephane Laurent Christian Lemoine
Legal Representative

SCHEDULE I

(i) Within the past 60 days, the Reporting Persons effected the following transactions in Series B Shares on the Mexican Stock Exchange:

Reporting Person	Type of Transaction	Trade Date	Number of Series B Shares	Price per Share (Mexican Pesos)
CONOISA	Block Trade	January 8, 2016	27,795,120	78.01
CONOISA	Block Trade	January 15, 2016	2,550,475	77.37
CONOISA	Secondary Sale	January 29, 2016	453,329	84.58
CONOISA	Pledge Execution	February 2, 2016	33,162,600	78.51
CONOISA	Secondary Sale	February 2, 2016	775,000	82.59
CONOISA	Secondary Sale	February 3, 2016	450,000	84.36
CONOISA	Secondary Sale	February 4, 2016	1,769,494	84.68
CONOISA	Secondary Sale	February 5, 2016	938,427	83.68
CONOISA	Pledge Execution	March, 10, 2016	734,000	92.43
CONOISA	Pledge Execution	March 11, 2016	608,536	91.74
CONOISA	Pledge Execution	March 14, 2016	1,657,464	90.84
CONOISA	Pledge Execution	March 15, 2016	490,140	91.30
CONOISA	Pledge Execution	March 16, 2016	1,349,860	90.58
CONOISA	Pledge Execution	March 17, 2016	1,974,578	90.39
CONOISA	Secondary Sale	March 18, 2016	907,100	92.12